Pricing supplement no. 983
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 70-II dated February 27, 2007

Registration Statement No. 333-130051
Dated January 29, 2008
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. **$1,740,000** **Return Enhanced Notes Linked to the S&P GSCI™ Agriculture Index Excess Return** **due March 20, 2009**

General

- The notes are designed for investors who seek a return of twice the appreciation of the S&P GSCI™ Agriculture Index Excess Return up to a maximum total return on the notes of 34.50% at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 20, 2009[†].
- Payment is linked to the S&P GSCI™ Agriculture Index Excess Return as described below. You may lose some or all of your investment.
- Minimum denominations of $1,000 and integral multiples thereof.
- The terms of the notes as set forth in "Key Terms" below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 70-II, supersede the terms set forth in product supplement no. 70-II. Please also refer to "Supplemental Information" in this pricing supplement for additional information.
- The notes priced on January 29, 2008 and are expected to settle on or about January 31, 2008.

Key Terms

Index:	The S&P GSCI™ Agriculture Index Excess Return (the "Index"), formerly known as the GSCI® Agriculture Excess Return Index
Upside Leverage Factor:	2
Payment at Maturity:	If the S&P GSCI™ Agriculture Ending Level is greater than the S&P GSCI™ Agriculture Initial Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the S&P GSCI™ Agriculture Return multiplied by two, subject to a Maximum Total Return on the notes of 34.50%. For example, if the S&P GSCI™ Agriculture Return is more than 17.25%, you will receive the Maximum Total Return on the notes of 34.50%, which entitles you to a maximum payment at maturity of $1,345 for every $1,000 principal amount note that you hold. Accordingly, if the S&P GSCI™ Agriculture Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$$\$1{,}000 + [\$1{,}000 \times (\text{S\&P GSCI™ Agriculture Return} \times 2)]$$

Your investment will be fully exposed to any decline in the Index. If the S&P GSCI™ Agriculture Ending Level declines from the S&P GSCI™ Agriculture Initial Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the S&P GSCI™ Agriculture Initial Level. Accordingly, if the S&P GSCI™ Agriculture Return is negative, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times \text{S\&P GSCI™ Agriculture Return})$$

You will lose some or all of your investment at maturity if the S&P GSCI™ Agriculture Ending Level declines from the S&P GSCI™ Agriculture Initial Level.

S&P GSCI™ Agriculture Return:	$$\frac{\text{S\&P GSCI™ Agriculture Ending Level} - \text{S\&P GSCI™ Agriculture Initial Level}}{\text{S\&P GSCI™ Agriculture Initial Level}}$$
S&P GSCI™ Agriculture Initial Level:	The closing level of the Index on the pricing date, which was 87.998.
S&P GSCI™ Agriculture Ending Level:	The closing level of the Index on the Observation Date.
Observation Date:	March 17, 2009[†]
Maturity Date:	March 20, 2009[†]
CUSIP:	48123MNW8

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 70-II.

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 70-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$13.91	$986.09
Total	$1,740,000	$24,203.40	$1,715,796.60

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $13.91 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $10.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-42 of the accompanying product supplement no. 70-II.

For a different portion of the notes to be sold in this offering, a non-affiliated bank will receive a fee and an affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $13.91 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 29, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 70-II dated February 27, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated January 24, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including the term sheet related hereto dated January 7, 2008, preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 70-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 70-II dated February 27, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000664/e26446_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Supplemental Information

The information set forth below supplements and supersedes (as described below) the information contained in the accompanying product supplement no. 70-II.

In February 2007, Standard & Poor's, a division of The McGraw-Hill Companies, which we refer to as "S&P," acquired the S&P GSCI™ and its sub-indices, including the S&P GSCI™ Agriculture Index Excess Return, from Goldman Sachs & Co. The S&P GSCI™ was formerly known as the Goldman Sachs Commodity Index, or GSCI®, and the S&P GSCI™ Agriculture Index Excess Return was formerly known as the GSCI® Agriculture Excess Return Index. Accordingly, all references in the accompanying product supplement no. 70-II to:

- "Goldman, Sachs & Co." or "Goldman, Sachs" shall be deemed to refer to "S&P," except to the extent such references relate to historical information about the S&P GSCI™ or its sub-indices prior to their acquisition by S&P in February 2007;
- the "Goldman Sachs Commodity Index" or the "GSCI®" shall be deemed to refer to the S&P GSCI™;
- the "GSCI® Agriculture Excess Return Index" or the "GSCI® Agriculture" shall be deemed to refer to the S&P GSCI™ Agriculture Index Excess Return; and
- the "GSCI® Agriculture Return," the "GSCI® Agriculture Initial Level" and the "GSCI® Agriculture Ending Level" shall be deemed to refer to the S&P GSCI™ Agriculture Return, the S&P GSCI™ Agriculture Initial Level and the S&P GSCI™ Agriculture Ending Level.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance returns by multiplying a positive S&P GSCI™ Agriculture Return by two, up to the Maximum Total Return on the notes of 34.50%, or $1,345 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
- **DIVERSIFICATION OF THE S&P GSCI™ AGRICULTURE INDEX EXCESS RETURN** — The return on the notes is linked to the S&P GSCI™ Agriculture Index Excess Return, a sub-index of the S&P GSCI™, a composite index of commodity sector returns, calculated, maintained and published daily by S&P. The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (*i.e.,* physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Agriculture Index Excess Return represents the agricultural commodity components of the S&P GSCI™, including Wheat (Chicago Wheat), Red Wheat (Kansas Wheat), Corn, Soybeans, Cotton, Sugar, Coffee and Cocoa. For additional information about the Index, see the information set forth under "The Basket — The GSCI® Indices" in the accompanying product supplement no. 70-II.
- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 70-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the futures contracts underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 70-II dated February 27, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the S&P GSCI™ Agriculture Return is positive or negative. Your investment will be fully exposed to any decline in the S&P GSCI™ Agriculture Ending Level as compared to the S&P GSCI™ Agriculture Initial Level.
- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the S&P GSCI™ Agriculture Ending Level is greater than the S&P GSCI™ Agriculture Initial Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 34.50%, regardless of the appreciation in the Index, which may be significant.
- **INVESTMENTS RELATED TO THE VALUE OF THE INDEX MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS —** The value of the Index is subject to variables that may be less significant to the values of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the levels of the Index to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.
- **YOU WILL NOT HAVE RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS ON THE COMMODITIES UNDERLYING THE INDEX** — As an owner of the notes, you will not have rights that holders of exchange-traded futures contracts on the commodities underlying the Index may have.
- **OWNING THE NOTES IS NOT THE SAME AS OWNING THE AGRICULTURAL COMMODITIES UPON WHICH THE FUTURES CONTRACTS THAT COMPOSE THE INDEX ARE BASED, OR CERTAIN OTHER COMMODITY-RELATED CONTRACTS DIRECTLY** — The return on your notes will not reflect the return you would realize if you actually purchased the agricultural commodities upon which the futures contracts that compose the Index are based, or exchange-traded or over-the-counter instruments based on the Index. You will not have any rights that holders of such assets or instruments have.
- **HIGHER FUTURE PRICES OF AGRICULTURAL COMMODITIES INCLUDED IN THE INDEX RELATIVE TO THEIR CURRENT PRICES MAY LEAD TO A DECREASE IN THE PAYMENT AT MATURITY OF THE NOTES** — As the contracts that underlie the Index come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a "roll yield." While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, some of the commodities reflected in the Index have historically exhibited "contango" markets rather than backwardation. Contango markets are those in which prices are higher in more distant delivery months than in nearer delivery months. Commodities may also fluctuate between backwardation and contango markets. The absence of backwardation in the commodity markets could result in negative "roll yields," which could adversely affect the value of the commodity indices and, accordingly, the payment at maturity of the notes.
- **CHANGES IN THE COMPOSITION AND VALUATION OF THE S&P GSCI™ MAY ADVERSELY AFFECT THE PAYMENT AT MATURITY AND/OR THE MARKET VALUE OF THE NOTES** — The composition of the S&P GSCI™ and its sub-indices (including the Index) may change over time, as additional futures contracts satisfy the eligibility criteria or futures contracts currently included in the S&P GSCI™ fail to satisfy such criteria. The weighting factors applied to each agricultural commodity included in the Index change annually, based on changes in commodity production statistics. In addition, S&P, in consultation with its Advisory Panel, may modify the methodology for determining the composition and weighting of the Index and for calculating its value in order to assure that the Index represents a measure of the performance over time of the markets for the underlying commodities. A number of modifications to the methodology for determining the contracts to be included in the Index, and for valuing the Index, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the payment at maturity and/or the market value of the notes.
- **THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITIES THAN A BROADER COMMODITIES INDEX** — The Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on agricultural commodities and non-agricultural commodities as well, the Index is comprised of contracts on only a portion of the physical commodities that are actively traded. As a result, price volatility in the contracts included in the S&P GSCI™ will likely have a greater impact on the Index than it would on the broader S&P GSCI™, and the Index individually will be more susceptible to fluctuations and declines in value of the agricultural commodities included in the Index. In addition, because the Index omits principal market sectors comprising the S&P GSCI™, it may be less representative of the economy and commodity markets as a whole and might therefore not serve as a reliable benchmark for commodity market performance generally.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments or other periodic distributions on the notes.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility, frequency and magnitude of changes in the value of the Index;
  - supply and demand for the notes, including inventory positions of JPMSI or any other market maker;
  - the market price of the physical commodities upon which the futures contracts that compose the Index are based or the exchange-traded futures contracts on such commodities;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political and regulatory, geographical, meteorological or judicial events; and
  - our creditworthiness, including actual or anticipated changes in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?
The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an S&P GSCI™ Agriculture Initial Level of 85 and reflect the Maximum Total Return on the notes of 34.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

S&P GSCI™ Agriculture Ending Level	S&P GSCI™ Agriculture Return	Total Return
153.0000	80.00%	34.50%
140.2500	65.00%	34.50%
127.5000	50.00%	34.50%
119.0000	40.00%	34.50%
106.2500	25.00%	34.50%
102.0000	20.00%	34.50%
99.6625	17.25%	34.50%
97.7500	15.00%	30.00%
93.5000	10.00%	20.00%
89.2500	5.00%	10.00%
87.11250	2.50%	5.00%
85.0000	**0.00%**	**0.00%**
80.7500	-5.00%	-5.00%
76.5000	-10.00%	-10.00%
68.0000	-20.00%	-20.00%
59.5000	-30.00%	-30.00%
51.0000	-40.00%	-40.00%
42.5000	-50.00%	-50.00%
34.0000	-60.00%	-60.00%
25.5000	-70.00%	-70.00%
17.0000	-80.00%	-80.00%
8.5000	-90.00%	-90.00%
0.0000	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index increases from the S&P GSCI™ Agriculture Initial Level of 85 to an S&P GSCI™ Agriculture Ending Level of 89.25. Because the S&P GSCI™ Agriculture Ending Level of 89.25 is greater than the S&P GSCI™ Agriculture Initial Level of 85 and the S&P GSCI™ Agriculture Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 34.50%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

Example 2: The level of the Index increases from the S&P GSCI™ Agriculture Initial Level of 85 to an S&P GSCI™ Agriculture Ending Level of 102. Because the S&P GSCI™ Agriculture Ending Level of 102 is greater than the S&P GSCI™ Agriculture Initial Level of 85 and the S&P GSCI™ Agriculture Return of 20% multiplied by 2 exceeds the Maximum Total Return of 34.50%, the investor receives a payment at maturity of $1,345 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the S&P GSCI™ Agriculture Initial Level of 85 to an S&P GSCI™ Agriculture Ending Level of 68. Because the S&P GSCI™ Agriculture Ending Level of 68 is less than the S&P GSCI™ Agriculture Initial Level of 85, the S&P GSCI™ Agriculture Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Historical Information

The following graph sets forth the historical performance of the S&P GSCI™ Agriculture Index Excess Return based on the weekly closing level from January 3, 2003 through January 25, 2008. The closing level of the Index on January 29, 2008 was 87.998. We obtained the closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

